Exhibit 1

Media Relations	Investor Relations
Andrea Castro Velez	Pablo Gutierrez
+57 (1) 603-9134	+57 (1) 603-9051
andrea.castro@cemex.com	pabloantonio.gutierrez@cemex.com

CLH REPORTS FIRST QUARTER 2020 RESULTS

BOGOTA, COLOMBIA. APRIL 30, 2020 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that its consolidated net sales reached US$214 million during the first quarter of 2020, a decline of 11% in local-currency terms, compared to those of the same period of 2019. Operating EBITDA reached US$46 million during the first quarter, a decline of 12% in local-currency terms on a year-over-year basis.

CLH’s Consolidated First Quarter 2020 Financial and Operational Highlights

•

Consolidated prices in local-currency terms for domestic gray cement and aggregates increased by 3% and 11%, respectively, while for ready-mix decreased by 1%, during the quarter on a year-over-year basis.

•	Consolidated volumes for domestic gray cement, ready-mix and aggregates declined by 11%, 25% and 33%, respectively, compared to those of the first quarter of 2019.

•

EBITDA margin improved by 0.2pp during the quarter, on a year-over-year basis, to 21.4%. The improvement was due to increased cement prices and lower energy costs, as well as to our efforts in SG&A and fixed-costs optimization, partially offset by lower volumes.

•	Free cash flow after strategic capital expenditures for the quarter was positive US$2 million.

•	Total debt declined by 8% on a year-over-year basis, reaching US$766 million as of March 2020.

Jesus Gonzalez, CEO of CLH, said, “We came into 2020 with favorable demand momentum in Colombia, Nicaragua, Guatemala and El Salvador, and a stabilizing trend in Costa Rica. These positive developments began to be impacted in March, as the COVID-19 pandemic spread and governments started implementing restrictions.”

Jesus Gonzalez added, “We are responding to the COVID-19 crisis focusing on three priorities: first, we are strengthening health and safety, complementing our existing standards by developing and implementing special protocols and guidelines designed to protect our employees, customers, and communities from the risks of COVID-19; second, we are supporting our customers and leveraging CEMEX Go for a digital experience; and third, we are taking steps to strengthen our cash position. We are suspending or reducing capital expenditures, operating expenses, production and inventory levels. With respect to CAPEX, US$20 million have been postponed until 2021. Also, members of CLH’s Board and senior leadership have agreed to voluntarily waive a percentage of their salaries or allowances during the next three months. Other salaried employees voluntarily deferred a percentage of their salaries for the same period. I would like to take this opportunity to thank my colleagues for their support in these challenging times.”

Consolidated Corporate Results

During the first quarter, controlling interest net income was a loss of US$30 million, compared to a gain of US$16 million during the same quarter of 2019.

Geographical Markets First Quarter 2020 Highlights

Operating EBITDA in Colombia reached US$17 million, 24% lower in U.S.-dollar terms or 14% lower in local-currency terms, compared to that of the first quarter of 2019. Net sales on a year-over-year basis decreased by 21% in U.S.-dollar terms or by 8% in local-currency terms, to US$102 million.

In Panama, operating EBITDA declined by 25% to US$10 million during the quarter. Net sales reached US$35 million; a 31% decline compared to those of the same period of 2019.

In Costa Rica, operating EBITDA reached US$8 million during the quarter, 21% lower in U.S.-dollar terms or 24% lower in local-currency terms, on a year-over-year basis. Net sales reached US$25 million, a decline of 9% in U.S.-dollar terms or of 13% in local-currency terms, compared to those of the first quarter of 2019.

In the Rest of CLH operating EBITDA increased by 2% in U.S.-dollar terms or by 4% in local-currency terms, to US$17 million during the quarter. Quarterly net sales reached US$57 million, 1% higher in U.S.-dollar terms or 3% higher in local-currency terms, compared to those of the same period of 2019.

In accordance with its vision, CLH will continues to constantly evolve aiming to become more flexible in our operations, more creative in our commercial offerings, more sustainable in our use of resources, more innovative in conducting our business, and more efficient in our capital allocation. CLH is a regional leader in the building solutions industry that provides high-quality products and reliable services to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, and Guatemala.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

2